Exhibit 12.1
Park-Ohio Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratio Data)

	Nine months ended	Year ended
	September 30,	December 31,
	2009	2008	2007		2006		2005		2004

Earnings (loss) before Income Taxes	$(3,576)	$(98,817)		$31,173		$27,397		$26,485		$17,599
Less Capitalized Interest
Fixed Charges	21,229	32,669		36,447		36,390		31,554		34,942

Earnings available for Fixed Charges	$17,653	$(66,148)		$67,620		$63,787		$58,039		$52,541

Fixed Charges:
Interest Component of Rent Expense	3,233	4,800		4,896		5,123		4,498		3,529
Interest Expense	17,996	27,869		31,551		31,267		27,056		31,413
Interest Capitalized
Amortization of Deferred Financing Costs(1)

Total Fixed Charges	$21,229	$32,669		$36,447		$36,390		$31,554		$34,942

Ratio of Earnings to Fixed Charges	(2)	(2)	1.9		1.8		1.8		1.5

(1)	Included in Interest Expense

(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 and the nine months ended September 30, 2009 and the coverage deficiency totaled $98,817 and $3,576, respectively.